Filed Pursuant to Rule 433
Registration No. 333-233702
July 28, 2020

TERM SHEET
Cenovus Energy Inc.

US$1,000,000,000 5.375% Notes due 2025 (the “Notes”)

Issuer	Cenovus Energy Inc.

Principal Amount	US$1,000,000,000

Expected Ratings*	Ba2/BBB-/BB+/BBB(low) (Moody’s/S&P/Fitch/DBRS)

Public Offering Price	100%

Coupon	5.375%

Yield to Maturity	5.375%

Trade Date	July 28, 2020

Settlement Date	July 30, 2020

Maturity Date	July 15, 2025

Interest Payment Dates	Semi-annually on January 15 and July 15, beginning January 15, 2021

Record Dates	January 1 and July 1

Make-Whole Call	Prior to April 15, 2025 (the date that is three months prior to the Maturity Date of the Notes), at the applicable “make-whole” (Adjusted Treasury Rate plus 50 basis points).

Par Call	On or after April 15, 2025 (the date three months prior to the Maturity Date of the Notes).

Change of Control Triggering Event
If the Issuer experiences a Change of Control Triggering Event, it will be required to offer to repurchase the Notes from holders at 101% of the principal amount thereof plus accrued and unpaid interest to, but excluding, the repurchase date.

CUSIP	15135U AS8

ISIN	US15135UAS87

Active Joint Book-Running Managers	BofA Securities, Inc. BMO Capital Markets Corp. Scotia Capital (USA) Inc.

Joint Book-Running Managers	RBC Capital Markets, LLC TD Securities (USA) LLC

Senior Co-Managers	ATB Capital Markets Inc. CIBC World Markets Corp.

Co-Managers
Barclays Capital Inc.
Credit Suisse Securities (USA) LLC
Desjardins Securities Inc.
J.P. Morgan Securities LLC
Mizuho Securities USA LLC
MUFG Securities Americas Inc.
National Bank of Canada Financial Inc.
SMBC Nikko Securities America, Inc.
Wells Fargo Securities, LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time.
The Issuer has filed a registration statement (including a base shelf prospectus) and a preliminary prospectus supplement with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Cenovus, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting BofA Securities, Inc. toll-free at 1-800-294-1322 or at dg.prospectus_requests@bofa.com, BMO Capital Markets Corp. toll-free at 1-866-864-7760 or Scotia Capital (USA) Inc. toll-free at 1-800-372-3930.
Certain of the Underwriters may not be U.S. registered broker-dealers and accordingly will not effect any sales within the United States except in compliance with applicable U.S. laws and regulations, including the rules of the Financial Industry Regulatory Authority.
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